

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2014

<u>Via E-mail</u>
Jon Isaac
President and Chief Executive Officer
LiveDeal, Inc.
325 E. Warm Springs Road, Suite 120
Las Vegas, NV 89119

> **Re: LiveDeal, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 10, 2014**
> **File No. 001-33937**

Dear Mr. Isaac:

We have reviewed the above-referenced filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proposal 3</u>

<u>Approval of Amendment to Amended and Restated Articles of Incorporation (Increase in Authorized Common Stock), page 21</u>

1.   Please tell us in your response letter whether you have entered into any agreements or have any plans, proposals, or arrangements to issue any of the newly available authorized shares of common stock. If you have no such plans or agreements, please include a statement to this effect in your proxy statement.

Proposal 4

Approval of Convertible Note Transaction, page 23

2. Please expand your disclosure to describe the general effect upon the rights of existing security holders of the transactions described. This disclosure should describe in particular the dilutive impact on existing shareholders of the issuance of common stock upon conversion of the Notes or exercise of the Conversion Warrants. See Item 11 (d) of Schedule 14A.

3. Please furnish or incorporate by reference the information required by Item 13(a) of Schedule 14A, or tell us why you are not required to do so. We refer you to Items 11(e) and 13(b) of Schedule 14A.

If you have questions or comments please contact Luna Bloom, Staff Attorney, at (202) 551-3194, or in her absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
Jeffrey A. Scudder
Snell & Wilmer L.L.P.